# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST SOLAR, INC., CIK 0001274494
CUSIP: 336433107
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: 4300 E CAMELBACK ROAD, 4300 E CAMELBACK ROAD, PHOENIX, Arizona (AZ), 85018
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001595888-26-000105
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,264,895; sole dispositive power 0; shared dispositive power 7,264,895; aggregate amount beneficially owned 7,264,895 (6.8% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,590,261; sole dispositive power 0; shared dispositive power 6,590,261; aggregate amount beneficially owned 6,590,261 (6.1% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 674,405; sole dispositive power 0; shared dispositive power 674,405; aggregate amount beneficially owned 674,405 (0.6% of the class)
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 229; sole dispositive power 0; shared dispositive power 229; aggregate amount beneficially owned 229 (0% of the class)

## Item 1. Issuer
Name of issuer: FIRST SOLAR, INC.
Address of issuer's principal executive offices: 4300 E CAMELBACK ROAD, 4300 E CAMELBACK ROAD, PHOENIX, ARIZONA, 85018.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC
Jane Street Capital, LLC
Jane Street Global Trading, LLC
Jane Street Singapore Pte. Limited
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Singapore Pte. Limited
2 Central Boulevard, #43-01
IOI Central Boulevard Towers (West Tower)
018916, Singapore
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,264,895.00
Percent of class: 6.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,264,895.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,264,895.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
Jane Street Global Trading, LLC - N/A
Jane Street Singapore Pte. Limited - N/A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)